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AP 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & CREDIT INTERNATIONAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14600 N.E. 5TH COURT
(No. and Street)

MIAMI (City) FLORIDA (State) 33161 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VERA REID 305.705.4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATSON & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

20401 N.W. 2ND AVE, SUITE 300 (Address) MIAMI GARDENS (City) FL (State) 33169 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 3/13

OATH OR AFFIRMATION

I, VERA REID, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & CREDIT INTERNATIONAL, INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

Watson & Company, P.A.
Certified Public Accountants

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

CAPITAL & CREDIT INTERNATIONAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

TABLE OF CONTENTS

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

We have audited the accompanying statement of financial conditions of Capital & Credit International, Inc. as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Because of the implication for the matters discussed in notes 6 and 7 of the financial statements, doubts now surround the company's status and its ability to exist as a going concern.

In our opinion, except for the effects of the matter described in the above paragraph, the financial statements present fairly, in all material respects, the financial condition of Capital & Credit International, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effect on the supplementary information of the implication for the matters discussed in notes 6 and 7, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Watson + Company, P.A

February 27, 2015

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITIONS
DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	29,668
Prepaid expenses		16,055
Other assets		5,838
TOTAL ASSETS	$	51,561
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accruals	$	4,605
Stockholders' equity		46,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	51,561

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Interest	$ -
Referral fees	-
Commission income, net	-
Other income	-
Total Revenue	-
OPERATING EXPENSES	
Compensation	40,000
Advertising, marketing and development	64
Communications	2,008
Interest expense	205
Licenses and taxes	4,935
Occupancy	6,000
Other administrative expenses	6,660
Professional fees	15,420
Total Operating Expenses	75,292
OPERATING LOSS	$ (75,292)

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Beginning Balance	$ 35,698
Prior period adjustment	50
Contribution by Stockholder	86,500
Operating loss	(75,292)
Ending Balance	$ 46,956

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES	
Net Loss	$ (75,292)
Adjustments to reconcile net loss to cash used by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(8,705)
Other assets	(382)
Accounts payable, accrued expenses, and other liabilities	704
Total adjustments	(8,383)
NET CASH USED BY OPERATING ACTIVITIES	(83,675)
FINANCING ACTIVITIES	
Additional Paid-In-Capital	86,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,825
Prior period adjustment	50
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	25,096
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 27,971
Interest Paid	$ 205.00

The accompanying notes are an integral part of the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity

Capital & Credit International, Inc., was incorporated on January 14, 2005 as a Florida corporation. The Company filed for a name change on May 17, 2006 from Stainton Bradley International, Inc. to its current name.

The Company was registered as a broker dealer with approval to specialize in financial securities commencing January 5, 2006. Although not trading it maintains its registration with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is owned by Capital & Credit Holdings, Inc., also a Florida corporation.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Statement of Changes in liabilities Subordinated to Claims.

The Company does not carry any liabilities subject to change in prices.

Income Taxes

As a corporation not exempt from Federal Income Taxes, the company is subject to federal income taxes on non-patronage income or additions to unallocated capital reserves

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset. Property and equipment at December 31, 2014 consist of the following components:

	2014
Office Equipment	$ 21,453
Less: Accumulated Depreciation	(21,453)
	$ -

NOTE 2 - LEASE

On February 1, 2011 the company entered into a month-to-month lease arrangement for its office space with a principal officer at a monthly cost of $ 500. There has been no change to the arrangement since. Lease payments for the year ended December 31, 2014 totaled $6,000.00.

NOTE 3 – NET CAPITAL REQUIREMENTS

Because the company transferred its Broker Dealer activities and has not de-registered and surrendered its license, it is still subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. During 2010, the company advised FINRA of its intention to reduce the net capital requirement from $100,000 to $5,000 following its decision to cease proprietary trading activities. As of December 31, 2014, the company's net capital was $25,063 which was $20,063 in excess of its required net capital of $5,000. The company's net capital ratio was .18 to 1 as of December 31, 2014.

NOTE 4 - RELATED PARTY TRANSACTIONS

Capital & Credit International, Inc. is solely owned by Capital & Credit Holding, Inc., a Florida Corporation, which is related to JMMB Merchant Bank Ltd., a Jamaican Company. The holding company undertook to provide all the working capital requirements until the reporting company become self-sufficient. However, when the subsidiary transferred its operations to another trader in May 2010, that covenant ceased, but subsequently resumed in 2011 when self-sufficiency did not materialize.

NOTE 5 – TRANSITIONAL ARRANGEMENT

Capital & Credit International, Inc., in collaboration with its related company in Jamaica, negotiated to undertake a “strategic alliance” with a California Broker Dealer which would entail amalgamating both broker dealer activities, and ultimately this company would cease to exist. The company has since transferred its operations to the Broker Dealer and instead of cessation is considering other joint venture activities necessitating the retention of its license as a Broker Dealer.

NOTE 6 – FUTURE OF THE COMPANY

The company has entered into a strategic alliance and has halted it’s proprietary trading activities, therefore it is highly likely that the entity will be acquired or merged with similar companies within the industry. The company is also considering other joint venture activities necessitating the retention of its license as a Broker Dealer

NOTE 7 – GOING CONCERN

In addition to the information contained in the preceding paragraph, the company has experienced steady decline in fortune since inception, stockholders equity is now at a low level and with no income stream, both factors now give rise to doubts surrounding the company’s ability to operate as a going concern.

NOTE 8– SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 27, 2015, which is the date through which the financial statements were available to be issued.

****

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

SCHEDULE I

NET CAPITAL		
Total Stockholders' equity	$	46,956
Total capital and allowable Stockholders' equity qualified for net capital		46,956
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		16,055
Other assets		5,838
Total deductions		21,893
Other: Haircuts		-
Total deductions and/or charges		21,893
NET CAPITAL		25,063
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities	$	4,605
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$	307
Minimum net capital required of reporting broker or dealer	$	5,000
Net capital required (greater minimum)	$	5,000
Excess capital	$	20,063
Ratio: Aggregated indebtedness to net capital		0.18 to 1

Reconciliation with company's computation of net capital included in Part IIA of Form x-17A-5 as of December 31, 2014. There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2014

SCHEDULE II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption and does not hold customer's monies or securities.

CAPITAL & CREDIT INTERNATIONAL INC

14600 NE 5th Court
Miami, FL 33161

BROKER DEALERS ANNUAL EXEMPTION REPORT

Capital & Credit International, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Capital & Credit International, Inc.met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Vera Reid
February 25, 2015

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying report on internal control, in which (1) Capital & Credit International, Inc., Broker identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital & Credit International, Inc,. Broker claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) *(2)(i)*, (the "exemption provisions") and (2) Capital & Credit International, Inc Broker stated that the company's Broker met the identified exemption provisions throughout the most recent fiscal year without exception. Capital & Credit International, Inc. Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital & Credit International, Inc. Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watson + Company, P.A

February 27, 2015